Notice of
Annual Meeting
of Shareholders
&
Management
Information Circular

MEETING TO BE HELD MAY 25, 2011

NovaGold Resources Inc.

Suite 2300 – 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
Suite 2300 - 200 Granville Street
Vancouver, British Columbia V6C 1S4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the Shareholders of NovaGold Resources Inc. (the “Company”) will be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 25, 2011 at 2:00 p.m. (Vancouver time), for the following purposes:

1.	To receive the Annual Report of the Directors containing the consolidated financial statements of the Company for the year ended November 30, 2010, together with the Report of the Auditors thereon;

2.	To elect Directors of the Company for the forthcoming year;

3.	To appoint the Auditors of the Company for the forthcoming year and to authorize the Directors to fix the Auditors’ remuneration; and

4.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on April 13, 2011 are entitled to receive notice of the Meeting and to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered Shareholders must be returned to the Company:

(a)

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc., at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time);

(b)

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the attached Management Information Circular.

DATED at Vancouver, British Columbia, this 5th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse
President and Chief Executive Officer

-i-

TABLE OF CONTENTS
(continued)

-ii-

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. (the “Company” or “NovaGold”) for use at the Annual Meeting of Shareholders of the Company to be held at the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on Wednesday, May 25, 2011 (the “Meeting”) or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Company at nominal cost, and all costs thereof will be paid by the Company. The Company will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Management Information Circular is current as at March 31, 2011. Unless otherwise indicated, all references to “$” or “C$” in this circular refer to Canadian dollars. References to “US$” in this circular refer to United States dollars.

The Board of Directors of the Company has fixed the record date for the Meeting as the close of business on April 13, 2011 (the “Record Date”). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Blake, Cassels & Graydon LLP, the Company’s legal counsel, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch. Subject to the above, all registered Shareholders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered Shareholders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Company’s legal counsel, Blake, Cassels & Graydon LLP, at Suite 2600, 595 Burrard Street, Vancouver, BC, V7X 1L3, Attention: Peter Kalbfleisch, or with the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at its Vancouver office at 510 Burrard Street, 2nd Floor, Vancouver, BC, V6C 3B9, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof, or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

The persons named in the enclosed form of proxy are Officers and Directors of the Company. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed form of proxy and by inserting such appointed person’s name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Company.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this Management Information Circular. Their vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

A registered Shareholder must return the completed proxy to the Company:

(a)

by delivering the proxy to the Toronto office of the Company’s transfer agent, Computershare, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time);

(b)	by fax to the Toronto office of Computershare, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time); or

(c)	by internet, as instructed in the enclosed form of proxy, not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time).

Non-registered Shareholders

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (i.e., non-registered or beneficial Shareholders) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services Inc. (formerly known as ADP Investor Communications Corporation) (“Broadridge”). Broadridge typically uses its own form of proxy, mails those forms to the beneficial Shareholders and asks beneficial Shareholders to either return the proxy forms to Broadridge or alternatively provide voting instructions by using the Broadridge automated telephone system. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting –the proxy must be returned to Broadridge well in advance of the Meeting in order to have the shares voted.

Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Company.

Proxies must be received by Computershare not later than Friday, May 20, 2011, at 2:00 p.m. (Vancouver time).

Voting Shares and Principal Holders Thereof

As at March 31, 2011, the Company has outstanding 233,418,781 Common Shares without nominal or par value. Each Common Share is entitled to one vote. As of such date, no preferred shares were issued and outstanding. To the knowledge of the Directors and senior Officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Company as of March 31, 2011, except as described below.

Name of Shareholder	Number of Voting Securities	Percentage of Outstanding Voting Securities
Electrum Strategic Resources LLC (“Electrum”)	51,916,412	23.55%

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

According to the Articles of Association of the Company, the Board of Directors shall consist of not less than one and no more than 10 persons, such number within that range to be determined by resolution of the Directors of the Company. The Board of Directors has presently determined that the business of the Company may properly be conducted by a Board of Directors consisting of eight Directors.

The proposed nominees in the list that follows are, in the opinion of Management, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Company or until his successor is duly appointed.

Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted FOR the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the Directors.

Name, Province or State and Country of Residence	Age	Independence	Principal Occupation	Director Since	Meets Share Ownership Guidelines(4)
Marc Faber(7) Chiang Mai, Thailand	65	Independent	Managing Director of Marc Faber Ltd.	2010	No
Tony S. Giardini(1)(2) British Columbia, Canada	51	Independent	Chief Financial Officer of Ivanhoe Mines Ltd.	2008	No
Igor Levental(7) Colorado, United States of America	55	Independent	Executive Vice President of Tigris Financial Group Ltd.	2010	No
Kalidas V. Madhavpeddi(1)(3)(7) Arizona, United States of America	55	Independent	President of Azteca Consulting LLC and Chief Executive Officer of Aurizon Resources Ltd.(5)	2007	Yes
Gerald J. McConnell(2)(6)(7) Nova Scotia, Canada	66	Independent	Chief Executive Officer of Namibia Rare Earths Inc.	1984	Yes
Clynton R. Nauman(3) Washington, United States of America	62	Non-independent	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999	Yes
James L. Philip(1)(2) British Columbia, Canada	57	Independent	President of Clan Chatton Finance Ltd.	2003	No
Rick Van Nieuwenhuyse(3) British Columbia, Canada	55	Non-independent	President and Chief Executive Officer of the Company	1999	Yes

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Environment, Health, Safety and Sustainability (“EHSS”) and Technical Committee.
(4)	See Director’s Share Ownership for details on share ownership guidelines and the number of securities beneficially owned, controlled or directed, directly or indirectly, by each proposed Director.
(5)	Aurizon Resources Ltd. is a British Virgin Island company owned by China Molybdenum Co. Ltd. (Hong Kong).
(6)	Chairman of the Board.
(7)	Member of the Corporate Governance and Nominations Committee.

Marc Faber

Dr. Faber, a Director of the Company, has over 35 years of experience in the finance industry and is the Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines Ltd. and Sprott Inc. Dr. Faber publishes a widely read monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow’s Gold – Asia’s Age of Discovery. A renowned commentator on global market trends and developments, he is also a regular contributor to several leading financial publications around the world, including Barron’s, where he is a member of the Barron’s Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Areas of experience include: global economics and market dynamics, finance and mining industry.

Board / Committee Membership	Overall
Attendance
	100%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	2/2	-	970	970	12,193	24%

Tony S. Giardini, CA

Mr. Giardini, a Director of the Company, is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX, NYSE and NASDAQ, with operations focused in Central Asia and the Asia Pacific region. During his time at Ivanhoe Mines Ltd., Mr. Giardini has been involved in numerous fund raising initiatives including the recently completed $1.18 billion rights issue. Prior to joining Ivanhoe Mines Ltd., Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities. Mr. Giardini is a CA, CPA and CBV and spent 12 years with the accounting firm KPMG prior to joining Placer Dome Inc.

Areas of experience include: finance, investment banking, governance, mining industry, treasury and audit.

Board / Committee Membership	Overall
Attendance
	95%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	6/7
Compensation	8/8	-	2,481	2,481	31,186	62%
Audit	6/6

Igor Levental

Mr. Levental, a Director of the Company, is President of the Electrum Group of Companies, a leading privately-owned mineral exploration and development group with strategic holdings in private and public precious metals companies, including NovaGold Resources Inc. Mr. Levental is a Director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a Director of Taung Gold Limited, a South African-based private gold exploration and development company. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation, where he played a major role in these companies’ corporate development and merger and acquisition activities. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Areas of experience include: corporate development, finance, mergers and acquisitions, corporate governance and mining industry.
Board / Committee Membership	Overall
Attendance
	100%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	2/2	1,000	970	1,970	24,763	50%

Kalidas V. Madhavpeddi

Mr. Madhavpeddi, a Director of the Company, has over 30 years of international experience in business development, corporate strategy, global mergers and acquisitions, exploration, government relations, marketing, trading and sales and mining engineering and capital. After nearly 26 years with Phelps Dodge Corporation (the world’s largest publicly traded copper company at that time), Mr. Madhavpeddi is currently President, Azteca Consulting LLC, an investment and advisory company to the mining industry and CEO of Aurizon Resources Ltd., a subsidiary of China Molybdenum Co. (a Hong Kong listed company), whom he advises on overseas growth strategy. Mr. Madhavpeddi held various executive positions at Phelps Dodge Corporation including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Areas of experience include: corporate strategy, mergers and acquisitions, mining operations and capital, marketing and sales.

Board / Committee Membership	Overall
Attendance
	100%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	7/7
Audit	6/6	6,066	2,481	8,547	107,436	215%
EHSS & Technical	3/3

Gerald J. McConnell, Q.C.

Mr. McConnell, Chairman of the Board of Directors, has over 25 years of experience in the resource sector. Mr. McConnell is a director and the Chief Executive Officer of Namibia Rare Earths Inc., a public Canadian company focused on the development of rare earth opportunities in Namibia. From 1990 to 2010, he was President and Chief Executive Officer of Etruscan Resources Inc., a West African junior gold producer. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Gerald McConnell, a graduate of Dalhousie Law School, was called to the bar of Nova Scotia in 1971 and received his Queen’s Counsel designation in 1986.

Areas of experience include: legal, compensation, operations, mining industry, senior officer and board governance.

Board / Committee Membership	Overall
Attendance
	93%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	6/7
		10,001	2,790	12,791	160,783	322%
Compensation	8/8

Clynton R. Nauman

Mr. Nauman, a Director of the Company, is the Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. Previously, Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Areas of experience include: environmental, geology, exploration, operations, mining industry and senior officer.

Board / Committee Membership	Overall
Attendance
	90%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	6/7
		129,443	2,481	131,924	1,658,285	3,317%
EHSS & Technical	3/3

James L. Philip, CA

Mr. Philip, a Director of the Company, is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and was managing partner from August 1993 until December 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Areas of experience include: public disclosure, compliance, governance and audit.

Board / Committee Membership	Overall
Attendance
	95%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	6/7
Compensation	8/8	-	2,481	2,481	31,186	62%
Audit	6/6

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed as Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse has more than 30 years of experience in the natural resource sector including as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to the Company. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

Areas of experience include: exploration, geology, government relations, mining industry, senior officer and board governance.

Board / Committee Membership	Overall
Attendance
	100%	Securities Held		Share Ownership Guidelines
Common
	Regular	Shares	DSUs	Total
	Meeting	#	#	#	$	% Met
Board	7/7
		1,492,265	-	1,492,265	18,757,771	911%
EHSS & Technical	3/3

Appointment of Auditors

The auditors of the Company since May 22, 2002, have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as auditors of the Company. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as auditors of the Company until the next annual meeting of the Shareholders of the Company or until a successor is appointed, at a remuneration to be fixed by the Directors.

A table setting forth the fees paid by the Company to its independent auditors, PricewaterhouseCoopers LLP for the years ended November 30, 2010 and November 30, 2009 is set forth below.

	Years Ended November 30
	2010	2009
Audit Fees	$495,000	$520,000
Audit Related Fees	$140,000	$101,500
Tax Fees	Nil	Nil
All Other Fees	$35,000	Nil
Total	$670,000	$621,500

“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees billed by PricewaterhouseCoopers LLP for tax compliance, tax advice and tax planning.

“All Other Fees” for 2010 and 2009, respectively, are fees charged by PricewaterhouseCoopers LLP for services not described above.

Pre-Approval Policies and Procedures

All services to be performed by the Company’s independent auditors must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a charter governing its conduct. The charter is reviewed annually and requires the pre-approval of all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditors, subject to the de minimis exceptions for non-audit services as allowed by applicable law or regulation. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, all services and related fees reported were pre-approved by the Audit Committee.

In the absence of a contrary instruction, it is intended that all proxies received will be voted IN FAVOUR of the appointment of PricewaterhouseCoopers LLP as auditors of the Company until the next annual meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the Directors.

Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the auditors of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes and explains the executive compensation program implemented by NovaGold to motivate and reward the following named executive officers (“NEOs”) for the fiscal year ending November 30, 2010:

  Mr. Rick Van Nieuwenhuyse: President and Chief Executive Officer (“CEO”)

  Ms. Elaine Sanders: Vice President, Finance. Ms. Sanders was appointed interim CFO on April 1, 2010 and promoted to Vice President and Chief Financial Officer (“CFO”) on February 16, 2011

  Mr. Gillyeard Leathley: Senior Vice President and Chief Operating Officer (“COO”)

  Mr. Joseph Piekenbrock: Vice President, Exploration

  Mr. Robert J. (Don) MacDonald: Former Senior Vice President and Chief Financial Officer (“Former CFO”)

  Mr. Gregory Johnson: Former Vice President, Strategic Development

The above list includes Mr. MacDonald, Former CFO and Mr. Johnson, Former Vice President, Strategic Development as Mr. MacDonald and Mr. Johnson’s employment contracts were terminated on April 1, 2010 and March 17, 2010 respectively, and they were paid severance according to the terms of their employment contracts.

Executive Summary

NovaGold has a pay-for-performance philosophy and the compensation programs of the Company are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company. A significant portion of total direct compensation is dependent on actual performance measured against short-term and long-term goals of the Company, the group and the individual, as approved by the CEO and the Board of Directors.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer (Canada) Limited (“Mercer”), determines compensation for the executive officers.

As directed by the Compensation Committee, the Company has a compensation philosophy to pay above the median of its peer group companies in 2010 as follows:

Base Salary – 62.5th percentile of the market

Total Cash Compensation – 62.5th percentile of the market

Total Direct Compensation – 75th percentile of the market

In December 2010, following a market review for 2011, the Compensation Committee recommended that going forward the Company’s compensation philosophy for all executive officers other than the CEO, CFO and COO will be as follows:

Base Salary – 62.5th percentile of the market

Total Cash Compensation – 62.5th percentile of the market

Total Direct Compensation – 62.5th percentile of the market

Total cash compensation includes base salary and annual incentive compensation. Total direct compensation includes base salary, annual incentive compensation and long-term incentive compensation.

The Company has chosen to target pay above the median of its peer group for the following reasons:

  NovaGold’s market capitalization is above the median of its peer group;

  NovaGold has world-class deposits that are larger than the median to its peer group and require a management team with the experience and skill set that can advance these projects to production; and

  NovaGold is advancing two large, high-quality projects with senior mining partners and needs to attract and retain employees with experience working for large companies to it has the in-house expertise to advance its projects with its partners.

NovaGold had a very successful year in 2010. Due to the efforts of its executives and employees, the Company accomplished the following significant achievements:

  Stayed on track with the pre-feasibility study for Galore Creek.

  Stayed on track with the feasibility study update for Donlin Creek.

  Stayed on track with the Ambler engineering and environmental studies to evaluate road access alternatives and prepare for a pre-feasibility study.

  Advanced discussion with NANA Corporation to explore the high-grade Bornite deposit, with the goal of establishing an agreement for collaborative development of the Ambler region.

  Reviewed alternatives for Rock Creek and have made a decision to sell or close, with the solicitation process underway to potentially sell the project.

  Improved relationships with our strategic partners.

  Focused on building a senior team to ensure we meet goals and initiatives: Hired Senior VP & COO. VP, Environment, Health, Safety & Sustainability joined in January 2011 and CFO appointed in February 2011. VP, Business Development & Treasurer and Director, Mining to join in April 2011.

  Improved corporate governance by electing a Chairman and adding two new Directors.

  Completed strategic financings.

  Achieved project and corporate goals and initiatives while remaining under budget.

  Greatly improved accountability, communication and teamwork Company wide.

  Outperformed peer group of companies with respect to share price appreciation.

Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2011, and an annual incentive plan payout based on target amounts and the actual performance of the Company, the department and the individual for 2010. The Compensation Committee also approved a stock-based long-term incentive grant in 2010 comprising 50% stock options and 50% performance share units (“PSUs”).

Executive Compensation Policies and Programs

In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	Motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	Recruit and subsequently retain highly qualified executive officers by offering overall compensation that is competitive with that offered for comparable positions in other mining companies; and

3.	Align the interests of executive officers with the long-term interests of Shareholders through participation in the Company’s stock-based compensation plans.

Currently, the Company’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits, registered retirement savings plan (“RRSP”) matching for Canadian NEOs, individual retirement account (“IRA”) matching for U.S. NEOs, employee share purchase plan (“ESPP”) matching, and long-term incentives in the form of stock options and PSUs.

The following table summarizes the different elements of the Company’s total compensation package:

COMPENSATION ELEMENT	OBJECTIVE	KEY FEATURES
Base Salary	Provide a fixed level of cash compensation for performing day-to-day responsibilities.	Base salary bands were created and annually reviewed based on 62.5th percentile of the market data for base salary. Actual increases are based on individual performance.
Annual Incentive Plan	Reward for short-term performance against corporate, department and individual goals.	Cash payments based on a formula. Each NEO has a target percentile opportunity based on the 62.5th percentile of the market data for total cash. Actual payout depends on performance against corporate, group and individual goals.

Minimum Company performance needs to be met before a payout occurs.
Stock Options	Align management interests with those of shareholders, encourage retention and reward long-term Company performance.	Calculations are based on targets for each NEO determined by targeting the 75th percentile of the market data for total direct compensation. Stock option grants generally vest over 2 years and have a 5-year life.
Performance Share Units	Align management interests with those of shareholders, encourage retention and reward long-term Company performance.	Calculations are based on targets for each NEO determined by targeting the 75th percentile of the market data for total direct compensation. PSU grants cliff vest over a period of time and actual payout depends on the performance of the Company’s share price against that of its peer group and the TSX index.
Retirement Plans: RRSP (Canadian employees) and IRA (U.S. employees)	Provide retirement savings.	RRSP – Company matches 100% of the employee’s contribution up to 5% of base salary. IRA – Company matches 100% of the employee’s contribution up to 3% of base salary.
Employee Share Purchase Plan	Encourage ownership in the Company through the regular purchase of Company shares from the open market.	Company matches 50% of the employee’s contribution up to 5% of base salary.
Health Plan Benefits	Provide security to employees and their dependents pertaining to health and welfare risks.	Coverage includes medical and dental benefits, short- and long-term disability insurance, life insurance and employee assistance plan. NEO’s are also eligible for an annual executive physical.

Annual Compensation Decision-Making Process

Each year, the executive team establishes goals and initiatives for the upcoming year that include key priorities. The CEO presents these goals and initiatives to the Board of Directors for approval. Similarly, the CEO and the Chair of the Compensation Committee work together to establish goals for the CEO for the upcoming year and the CEO follows a process similar to the other NEOs.

Performance relative to these goals is reviewed at year end and performance ratings are determined for the Company by the Board of Directors, for the CEO by the Compensation Committee and for each of the other NEOs by the CEO.

These performance ratings are used in making decisions and calculations related to base salary increases, annual incentive payouts and stock-based grants.

The Compensation Committee determines the CEO’s base salary, annual incentive payout and stock-based grant. The Compensation Committee also reviews the performance and compensation recommendations for the NEOs by the CEO and makes the final determination regarding the same.

Base salary increases are effective January 1 of each year and annual incentive payments are usually paid out shortly after each performance cycle. The Company’s performance cycle is aligned with its fiscal year end.

The bar graph below illustrates how much of compensation is cash versus non-cash based on the salary guidepost for each NEO and his or her annual incentive and long-term incentive targets for 2010. The actual pay mix may vary depending on whether goals are met since performance factors are used in the calculation of annual incentive pay and long-term incentive.

Following the compensation review that was completed in 2010, the Total Direct Compensation Pay Mix for 2011 will be:

For 2011, the non-cash based compensation of the pay mix has increased for the NEOs, which better aligns management’s interests with those of Shareholders, encourages retention and rewards long-term Company performance.

Base Salary

Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to market information provided by its outside compensation advisor, Mercer.

For 2010, market compensation data were drawn from compensation data disclosed in the proxy information circulars of other publicly traded companies. Specifically, the data were collected from 16 Canadian-based companies primarily in gold mining with current market capitalizations that are generally comparable to NovaGold’s. For 2010, NovaGold considered the following 16 companies as the Company’s peer group (“Peer Group”).

The Peer Group includes ten companies with projects in the development-stage or early-production stage, and six companies with annual revenues between $145 million and $778 million. The Peer Group consists of the following companies:

Peer Group

Lake Shore Gold Inc.	Fronteer Development Group Inc.	Kirkland Lake Gold Inc.
Great Basin Gold Ltd.	Golden Star Resources Ltd.	Gabriel Resources Inc.
Detour Gold Corp.	Minefinders Corp. Ltd.	New Gold Inc.
Northgate Minerals Corp.	Aurizon Mines Ltd.	Alamos Gold Inc.
Gammon Gold Inc.	Centerra Gold Inc.	Silver Standard Resources Inc.
Osisko Mining Corp.

For the December 2010 compensation review, market compensation data was drawn from compensation data disclosed in the proxy information circulars of other publicly traded companies. Specifically, the data was collected from 13 Canadian-based companies primarily in gold mining with current market capitalizations that are generally comparable to NovaGold’s. For 2011, NovaGold will consider these 13 companies as the Company’s peer group:

Lake Shore Gold Inc.	IAMGOLD Corp.	Centerra Gold Inc.
Ivanhoe Mines Ltd.	European Goldfields Ltd.	Gabriel Resources Inc.
Detour Gold Corp.	Taseko Mines Ltd.	New Gold Inc.
Northgate Minerals Corp.	Aurizon Mines Ltd.	Silver Standard Resources Inc.
Osisko Mining Corp.

The list of 13 companies includes eight companies in NovaGold’s 2010 Peer Group and five companies are additions to the group. The mix of organizations is representative of NovaGold’s current stage of development, as well as the anticipated growth of the Company.

The chart below shows how NovaGold performed against the Company’s 2010 Peer Group.

Comparing share price performance from December 1, 2009 to November 30, 2010, NovaGold’s share price performed at the 100th percentile of the Peer Group.

Mercer matched the executives to the incumbents in the comparator group that appear to be performing similar job functions. The Company targeted the 62.5 th percentile of this market data to determine if the salary bands for the NEOs needed to be adjusted for 2010. Based on the market data, the Compensation Committee has recommended leaving the current salary bands unchanged.

As a result of the compensation review conducted in December 2010, salary bands for the NEOs have been adjusted for 2011 to meet the Company’s target of 62.5 th percentile of the market data.

The Company targets base salaries above the median to assist in attracting and retaining the key people that the Company needs to make NovaGold successful.

The Company conducts a peer group review for five of NovaGold’s top executive officers positions annually. For the remainder of the executive officers, the following published compensation surveys were used as the source of compensation data:

  Mercer Canadian Benchmark Database for Executive Jobs

  Towers Perrin Canadian Executive Database

  PricewaterhouseCoopers Mining Industry Salary Surveys

When determining actual base salary increases for the NEOs, the CEO and Compensation Committee look at the guideposts (62.5 th percentile of the market data) of the salary bands and determine the increase based on the NEO’s performance. Individual performance is evaluated based on goals and initiatives set at the beginning of the year. The CEO determines a salary increase budget for each year based on market data from consulting companies. Using this budget and taking into account individual performance and the individual’s position in his or her salary band, the CEO may recommend an increase for one or all NEOs. The Compensation Committee makes a recommendation for the CEO’s base salary increase, also taking into account the budget set and the CEO’s individual performance.

If the NEO is fully competent in his or her position, the NEO would be paid between 95% to 105% of the guidepost. Developing NEOs would be paid between 80% to 94% of the guidepost and NEOs who consistently perform above expectation can be paid between 106% to 120% of guidepost.

NEO’s Base Salary Compared to Salary Band Guideposts

Name	Base Salary	Reason
Compared to
Salary Band
Guidepost (1)

Rick Van Nieuwenhuyse	Above	The incumbent’s base salary is above the salary range guidepost for his role and level due to his past and current performance.

Gillyeard Leathley	Above	The incumbent is a new addition to the team. Based on his extensive experience in the mining sector, his base salary is slightly above the salary range guidepost for his role and level.

Elaine Sanders	Above

The incumbent’s salary is slightly above the salary range guidepost for her role as Vice President, Finance due to her performance. In her role as VP and CFO, her salary is below the salary range guidepost for her role as it is a new position for her.

Below
Joseph Piekenbrock	Close to guidepost	The incumbent’s base salary is close to the salary range guidepost for his role and level as he is fully competent in his role.

Robert J. (Don) MacDonald	Below

The incumbent’s base salary was below the salary range guidepost for his role and level as salaries were frozen for a couple of years and adjustments were just being made in 2010 to bring him closer to the salary range guidepost for his role.

Gregory Johnson	Close to guidepost	The incumbent’s base salary was close to the salary range guidepost for his role and level as he was fully competent in his role.

(1)	The above does not include severance payments.

Base Salary Increases for 2010

NovaGold had an extremely successful re-building year in 2009 and, as a result, the Compensation Committee approved the following base salary increases for 2010:

Name	Title	2009 Base Salary	% Change	2010 Base Salary
Rick Van Nieuwenhuyse	President & CEO	$646,000	2.9%	$665,000
Gillyeard Leathley(1)	Sr. VP & COO	n/a	n/a	$350,000
Elaine Sanders	VP, Finance	$200,000	4%	$208,000
Joseph Piekenbrock	VP, Exploration	US$200,000	10%	US$220,000
Robert J. (Don) MacDonald	Former Sr. VP & CFO	$300,000	3.3%	$310,000
Gregory Johnson	Former VP, Strategic Development	$200,000	15%	$230,000

(1)	Mr. Leathley was not an employee in 2009.

Annual Incentive Plan

At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Company and the NEOs for such year. The assessment of whether the Company’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

Mercer used the three most recent years of published compensation data in the proxies for each of the comparator organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smoothes out anomalous incentive levels that could otherwise bias the data.

NovaGold considers the 62.5 th percentile of the total cash data provided by Mercer to review target, expressed as a percentage of base salary, for each NEO.

The annual incentive formula is as follows:

((Corporate performance) + (Group performance) + (Individual performance)) x target % x base salary = payout

A minimum corporate performance needs to be met prior to any payout.

Annual Incentive Payout for 2010

Actual incentive awards for 2010 were based on performance relative to goals and initiatives set for 2010. Performance is measured in three areas: corporate, group and individual. Performance ratings for each area range from 0% to 150%.

Discussions around corporate goals for the following year are started during a strategy session held in the fall of the preceding year. All executives and some managers are involved in the strategy session. During the session, goals and initiatives are set in three areas: Operational Excellence, People & Partnerships and Shareholder Value. These corporate goals and initiatives are approved by the Board of Directors. Group and individual goals and initiatives flow from the corporate goals and initiatives to ensure that everyone’s efforts are linked to the success of the Company.

The Company also focuses on setting goals and initiatives around its core values which include safety, accountability, sustainability, teamwork, respect, communication, empowerment and integrity.

The following table outlines the results of the annual incentive calculation for 2010:

Name	Title	Target as % of Base Salary	Actual Payout based on Performance (as % of Base Salary or Actual Earnings)	2010 Annual Incentive Payout	2010 Corporate Weighting	2010 Group Weighting	2010 Individual Weighting
Rick Van Nieuwenhuyse	President & CEO	65%	98%	$648,380	80%	0%	20%
Gillyeard Leathley(3)	Sr. VP & COO	45%	56%	$116,780	50%	30%	20%
Elaine Sanders(1)(2)	VP, Finance	35%	47%	$81,940	40%	35%	25%
Joseph Piekenbrock	VP, Exploration	35%	40%	US$88,750	40%	35%	25%
Robert J. (Don) MacDonald	Former Sr. VP & CFO	45%	n/a	n/a	50%	30%	20%
Gregory Johnson	Former VP, Strategic Development	35%	n/a	n/a	40%	35%	25%

(1)

Amounts included in annual incentive plans have been pro-rata calculated due to Ms. Sanders’ maternity leave. Her 2010 annual incentive calculation was based on her 2010 actual earnings and not on her annual base salary.

(2)	Ms. Sanders was appointed as Interim CFO on April 1, 2010 and promoted to Vice President and CFO on February 16, 2011.
(3)	Mr. Leathley was employed as a consultant for part of 2010. His 2010 annual incentive calculation was based on his 2010 actual earnings and not on his annual base salary.

Stock-Based Incentive Plans

Stock-based grants are generally awarded to executive officers at commencement of employment and periodically thereafter. For annual grants, stock options and PSUs are granted based on a target percentage of base salary for each NEO. The purpose of granting stock options and PSUs is to assist the Company in compensating, attracting, retaining and motivating Directors, Officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Mercer used the three most recent years of published compensation data in the proxies for each of the comparator organizations in the Peer Group to achieve representative market levels for variable compensation elements that are, in some cases, relatively volatile year over year. This methodology effectively smoothes out anomalous incentive levels that could otherwise bias the data.

In 2010, NovaGold targeted the 75th percentile of the total direct compensation data provided by Mercer to review if the target percentage for each NEO was still appropriate. Based on the actual compensation and market data collected, the Compensation Committee left targets unchanged for 2010. Following the compensation review conducted in December 2010, targets for stock-based compensation will increase for 2011 to ensure we stay in line with our compensation philosophy.

NovaGold uses two different plans for stock-based grants: the 2004 Stock Award Plan and the 2009 Performance Share Unit Plan. The percentage of stock options versus PSUs granted is determined by the Compensation Committee for each grant.

Starting from 2009, annual stock option grants have a five-year life and vest over two years: 1/3 on the grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. Prior to 2009, stock option grants typically had a ten-year life.

2010 Stock-Based Grants

The Compensation Committee approved an annual grant for all employees on January 21, 2010, based on 2009 performance. A total of 462,500 stock options were granted to NEOs, which represented approximately 0.2% of the total common shares outstanding at that time. Previous grants of options were not taken into account when considering new grants.

The following table outlines details of the January 21, 2010 grant:

Name	Target as % of Base Salary	Stock Option Grant #	Exercise Price $
Rick Van Nieuwenhuyse	160%	231,250	6.40
Gillyeard Leathley(1)	n/a	75,000	6.40
Elaine Sanders	50%	28,800	6.40
Joseph Piekenbrock	60%	25,250	6.40
Robert J. (Don) MacDonald	75%	67,150	6.40
Gregory Johnson	60%	35,050	6.40

(1)	Mr. Leathley was not an employee on January 21, 2010 but received a grant as he was doing consulting work for the Company.

The 2010 PSU grant has a two-year vesting period. Achievement of the performance targets can decrease or increase the final award value in a range of 0% to 150%. For 2010, two performance criteria, each weighted 50%, were established for the grant:

I.	50% of Grant – Total Shareholder Return (“TSR”) comparison with the Peer Group

The Company’s TSR is positive; and

Its TSR performance relative to the TSR of other companies in the peer group exceeds the following corresponding percentile ranking. For the purposes of determining the Company’s TSR relative to the TSR of other companies in the comparator group, the Compensation Committee will have the flexibility to consider the volume weighted average price (“VWAP”) or a point in time.

The following table sets out the adjustment factors for determining the number of PSUs that will vest based upon NovaGold’s TSR relative to the TSR of other companies in the Peer Group:

Certified Percentile Ranking	Vest Multiplier
100%	1.50
87.5%	1.30
75%	1.15
62.5%	1.00
50%	0.85
37.5%	0.65
25%	0.50
0% to 24.9%	Payout subject to Board of Directors’ discretion

II. 50% of Grant – Comparison to the return of investment between NovaGold shares and the Toronto Stock Exchange Index (“TSX Index”)

The following table sets out the adjustment factors for determining the number of PSUs that will vest based upon NovaGold’s TSR relative to the TSX Index during the applicable one-year period:

Certified Relative Performance	Vest Multiplier
150%	1.50
125%	1.35
110%	1.20
100%	1.05
95%	0.90
90%	0.75
85%	0.60
75%	0.45
Less than 75%	Payout subject to Board of Directors’ discretion

The Compensation Committee concluded that these metrics best linked executive compensation to Shareholder value.

Employee Share Purchase Plan

The purpose of the Employee Share Purchase Plan (“ESPP”) is to provide incentives for NEOs to acquire shares in the Company, which gives them a continuing stake in the Company and aligns their interests with those of Shareholders. Under the ESPP, employees are able to contribute up to 5% of their base salary each pay period toward the purchase of NovaGold shares in the open market. The company matches 50% of the employee’s contribution. All NEOs are contributing at the maximum 5% contribution level.

The following table outlines the current holdings of NEOs in the ESPP:

ESPP Holdings

Name	Title	November 30, 2009 Holdings #	Contribution	November 30, 2010 Holdings #
Rick Van Nieuwenhuyse	President & CEO	20,368	5%	27,079
Gillyeard Leathley(1)	Sr. VP & COO	n/a	5%	0
Elaine Sanders	VP & CFO	6,384	5%	8,483
Joseph Piekenbrock	VP, Exploration	1,785	5%	4,078

(1)	Mr. Leathley started his employment with the Company on November 23, 2010. The first purchase in the ESPP for him did not occur until the beginning of December 2010.

Retirement Plans

The purpose of NovaGold’s retirement plans is to assist eligible employees with accumulating capital toward their retirement. NovaGold has an RRSP plan for Canadian employees whereby employees are able to contribute up to 5% of their base salary and receive a 100% Company match. NovaGold has an IRA plan for U.S. employees whereby employees are able to contribute up to 3% of their base salary and receive a 100% Company match.

Benefits

NovaGold’s benefit programs provide employees with health and wellness security. The programs consist of health and dental benefits, life insurance, disability insurance, accidental death and dismemberment insurance, and an employee assistance plan. The only benefit that NEOs receive beyond those provided to other employees is eligibility for a paid annual executive physical.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the five years since November 30, 2005, assuming a $100 investment in NovaGold Common Shares on November 30 of each year, compared to an equal investment in the S&P/TSX Composite Index. NovaGold does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Year	2006	2007	2008	2009	2010
Value based on $100 invested in NovaGold	$172	$ 91	$ 7	$ 55	$138
Value based on $100 invested in S&P/TSX Composite	$118	$126	$86	$106	$120

2010 was a successful year for NovaGold and the Compensation Committee approved base salary increases effective January 1, 2011, and an annual incentive plan payout based on target amounts and the actual performance of the Company, the department and the individual for 2010. The Compensation Committee also approved a stock-based long-term incentive grant comprising 50% stock options and 50% PSUs.

While total Shareholder returns were negative in 2009, NovaGold did have a successful re-building year and accomplished significant achievements under difficult circumstances. Based on this performance, the Compensation Committee approved base salary increases effective January 1, 2010, and an annual incentive plan payout based on target amounts and the actual performance of the Company, the department and the individual for 2009. The Compensation Committee also approved a stock-based long-term incentive grant in 2010 comprising 50% stock options and 50% PSUs.

For 2007 and 2008 when total Shareholder returns were negative, the NEOs did not receive a base salary increase or annual incentive payouts in the following year.

Summary Compensation Table

The summary compensation table below sets out NEO compensation information including annual salary, incentive bonuses and all other compensation earned during the fiscal years ended November 30, 2010 and 2009.

Named Executive Officer Name and Principal Position	Year	Salary $	Share- Based Awards $(1)	Option- Based Awards $(2)	Annual Incentive Plans $	Other Compensation $	Total Compensation $
Rick Van Nieuwenhuyse(3) President and Executive Officer	2010 2009	663,417 644,667	195,527 933,709	462,986 3,317,704	648,380 436,700	64,732 117,451	2,035,041 5,450,231
Elaine Sanders(4), Vice President and Chief Financial Officer	2010 2009	162,838 193,820	24,390 111,674	57,660 518,983	81,940 52,620	29,417 15,000	356,245 892,097
Gillyeard Leathley(5), Senior Vice President and Chief Operating Officer	2010 2009	231,902 n/a	n/a n/a	852,463 n/a	116,780 n/a	733 n/a	1,201,878 n/a
Joseph Piekenbrock(6) Vice President Exploration	2010 2009	225,844 231,280	21,409 132,933	50,553 587,352	91,803 71,234	5,458 3,855	387,557 1,026,654
Robert J. (Don) MacDonald(7) Former Senior Vice President and Chief Financial Officer	2010 2009	181,395 302,990	n/a 295,923	44,814 1,284,355	n/a 133,650	901,842 24,191	1,128,050 2,041,109
Gregory Johnson(8), Former Vice President Strategic Development	2010 2009	77,558 219,716	n/a 99,700	23,391 873,677	n/a 73,017	612,719 5,493	713,668 1,271,603

(1)	Amounts in respect of share-based awards are based upon the fair value of the grants as of the date of the grant, January 21, 2010.
(2)	Amounts in respect of option-based awards are based upon the Black-Scholes valuation model. Option-based awards granted during the year ended November 30, 2010 include vested and unvested amounts.
(3)	Vested at November 30, 2010 for Mr. Van Nieuwenhuyse: $154,329 of the option-based awards and $0 of share-based awards.
(4)

Vested at November 30, 2010 for Ms. Sanders: $19,220 of the option-based awards and $0 of share-based awards. Amounts included in annual incentive plans have been pro-rata calculated due to Ms. Sanders’ maternity leave. Ms. Sanders was Vice President, Finance since 2006 until her appointment to Interim CFO on April 1, 2010, followed by her promotion to Vice President and Chief Financial Officer on February 16, 2011.

(5)

Vested at November 30, 2010 for Mr. Leathley: $284,156 of the option-based awards and $0 of share-based awards. Mr. Leathley was paid $223,825 for his consulting services prior to his Chief Operating Officer role with the Company.

(6)

Mr. Piekenbrock’s salary is payable in U.S. dollars. The Canadian dollar equivalent of Mr. Piekenbrock’s salary was obtained by multiplying his U.S. salary in 2010 by C$1.0344/US$1.00, the Bank of Canada average noon exchange rate for the fiscal year ending November 30, 2010; and in 2009 by C$1.1564/US$1.00, the Bank of Canada average noon exchange rate for the fiscal year ending November 30, 2009. Vested at November 30, 2010 for Mr. Piekenbrock: $16,851 of the option-based awards and $0 of share-based awards.

(7)

Vested at November 30, 2010 for Mr. MacDonald: $44,814 of the options-based awards and $0 of share-based awards. Mr. MacDonald’s employment as Senior Vice President and CFO for NovaGold ended on April 1 2010. After his departure, Mr. MacDonald was paid $887,300 in severance and $12,000 for his consulting services after the departure.

(8)

Vested at November 30, 2010 for Mr. Johnson: $23,391 of the option-based awards and $0 of the share-based awards. Mr. Johnson’s employment as Vice President, Strategic Development for NovaGold ended on March 17, 2010. After his departure, Mr. Johnson was paid $605,765 in severance.

See “Compensation Discussion and Analysis” for additional details regarding the information above.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out information concerning all option-based and share-based awards outstanding for each NEO as of November 30, 2010. (This includes awards granted before the most recently completed financial year). Gregory Johnson did not have any outstanding option-based or share-based awards as of November 30, 2010 and was excluded from the table.

No stock option awards were re-priced during 2010 or in the prior year. Stock options include vested and unvested amounts.

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money (1) Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested(2)
Rick Van Nieuwenhuyse	04-May-2001	100,000	$0.62	03-May-2011	$1,416,000	Nil	Nil
	10-Aug-2001	175,000	$0.80	09-Aug-2011	2,446,500	Nil	Nil
	27-Sep-2001	100,000	$1.78	26-Sep-2011	$1,300,000	Nil	Nil
	23-May-2002	75,000	$4.35	22-May-2012	$782,250	Nil	Nil
	28-Apr-2003	300,000	$3.60	27-Apr-2013	$3,354,000	Nil	Nil
	08-Mar-2004	250,000	$6.60	07-Mar-2014	$2,045,000	Nil	Nil
	15-Jul-2004	296,296	$1.01	06-Oct-2013	$4,079,996	Nil	Nil
	17-Jan-2005	250,000	$8.86	16-Jan-2015	$1,480,000	Nil	Nil
	10-Mar-2006	200,000	$14.06	09-Mar-2016	$144,000	Nil	Nil
	05-Apr-2008	250,000	$8.20	04-Apr-2018	$1,645,000	Nil	Nil
	08-Jan-2009	838,000	$2.45	07-Jan-2014	$10,332,540	Nil	Nil
	29-May-2009	1,185,350	$5.25	28-May-2014	$11,296,386	Nil	Nil
	21-Jan-2010	231,250	$6.40	20-Jan-2015	$2,203,813	Nil	Nil
	21-Jan-2010					72,150	$1,066,377
Gillyeard Leathley	21-Jan-2010	50,000	$6.40	20-Jan-2015	$476,500	Nil	Nil
	23-Nov-2010	125,000	$14.90	20-Nov-2015	Nil	Nil	Nil
Elaine Sanders	17-Jan-2005	50,000	$8.86	16-Jan-2015	$296,000	Nil	Nil
	10-Mar-2006	50,000	$14.06	09-Mar-2016	$36,000	Nil	Nil
	01-Apr-2008	53,000	$7.98	31-Mar-2018	$360,400	Nil	Nil
	08-Jan-2009	46,000	$2.45	07-Jan-2014	$567,180	Nil	Nil
	29-May-2009	146,250	$5.25	28-May-2014	$1,393,73	Nil	Nil
	21-Jan-2010	28,800	$6.40	20-Jan-2015	$274,464	Nil	Nil
	21-Jan-2010					9,000	$133,020

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money (1) Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested(2)
Joseph Piekenbrock	02-Jul-2003	100,000	$3.05	01-Jul-2013	$1,173,000	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	$818,000	Nil	Nil
	17-Jan-2005	100,000	$8.86	16-Jan-2015	$592,000	Nil	Nil
	10-Mar-2006	60,000	$14.06	09-Mar-2016	$43,200	Nil	Nil
	01-Apr-2008	72,600	$7.98	31-Mar-2018	$493,680	Nil	Nil
	08-Jan-2009	68,000	$2.45	07-Jan-2014	$838,440	Nil	Nil
	29-May-2009	216,100	$5.25	28-May-2014	$2,059,433	27,200	$160,752
	21-Jan-2010	25,250	$6.40	20-Jan-2015	$211,595	Nil	Nil
	21-Jan-2010					7,900	$116,762
Robert J. (Don) MacDonald	08-Mar-2004	94,000	$6.60	01-Apr-2011	$768,920	Nil	Nil
	17-Jan-2005	125,000	$8.86	01-Apr-2011	$740,000	Nil	Nil
	10-Mar-2006	75,000	$14.06	01-Apr-2011	$54,000	Nil	Nil
	29-May-2009	17,000	$5.25	01-Apr-2011	$162,010	Nil	Nil

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2010 of $14.78 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2010 of $14.78.

Executive Share Ownership

In order to align the interests of NovaGold’s senior executives with those of its Shareholders, NovaGold also implemented share ownership guidelines for its senior executives in April 2009. Under the guidelines, the senior executive can satisfy his or her respective share ownership requirements by holding Common Shares. Senior executives must meet their share ownership requirements within five years of being hired or, for those senior executives hired before the policy came into effect, within five years of the effective date of the policy.

For the President and CEO, the share ownership requirement was that number equal to the value of three times annual base salary. In the case of the CFO or COO, the share ownership requirement was that number equal to the value of two times annual base salary and, in the case of other executives, one times annual base salary.

The following table outlines the aggregate value of the Common Shares held by each NEO on March 31, 2011.

Name	Eligible Share Holdings (Common Shares)		Share Ownership Guidelines
	#	$(1)	Requirement	Requirement (2)	Proportion of Requirement Met
Rick Van Nieuwenhuyse	1,492,265	18,757,771	3 X base salary	$2,059,000	911%
Gillyeard Leathley	21,184	266,283	2 X base salary	$700,000	38%
Elaine Sanders	32,964	414,357	2 X base salary	$560,000	74%
Joseph Piekenbrock	50,550	US657,150	1 X base salary	US$250,000	263%

(1)	Based on price of the Company’s Common Shares on the TSX as of March 31, 2011 of $12.57 (AMEX: US$13.00).
(2)	Based on annual salary effective January 1, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned for each NEO during the financial year ended November 30, 2010.

Name	Option-Based Awards		Share-Based Awards		Non-equity Incentive Plan Compensation - Value Earned During the Year
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year (2)
Rick Van Nieuwenhuyse	590,516	$1,760,020	191,050	$2,180,358	$648,380
Gillyeard Leathley	75,000	$141,250	Nil	Nil	$116,780
Elaine Sanders	101,234	$265,705	22,850	$260,776	$81,940
Joseph Piekenbrock	111,949	$277,940	27,200	$310,420	$91,803
Robert J. (Don) MacDonald	192,566	$590,577	60,550	$691,027	n/a
Gregory Johnson	57,683	$201,940	20,400	$232,815	n/a

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2010 of $14.78 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX on the vesting date, May 3, 2010 of $9.13 with a 125% multiplier.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

2004 Stock Award Plan

The Company has a formalized Stock Award Plan (the “Stock Award Plan”) for the granting of incentive stock options, stock appreciation rights (“SARs”) and tandem SARs (“Tandem SARs”) (collectively, an “Award”) to the Officers, Directors, employees and service providers of the Company. The purpose of granting Awards pursuant to the Stock Award Plan is to assist the Company in compensating, attracting, retaining and motivating Directors, Officers, employees and service providers of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Under the Stock Award Plan, Awards may be granted to Directors, Officers, employees and service providers of the Company and its subsidiaries and affiliates. The total number of Common Shares reserved for issuance in connection with Awards granted or that may be granted under the Stock Award Plan is 10% of the total number of outstanding Common Shares. As of March 31, 2011, the total number of Common Shares issuable in connection with outstanding, unexercised Award grants under the Stock Award Plan was 11,820,111, which represent, in the aggregate, 5.06% of the total number of outstanding Common Shares. Of the 11,820,111, outstanding unexercised Awards, Awards to purchase 10,089,274 Common Shares are fully vested, with 1,730,837 remaining unvested.

Under the terms of the Stock Award Plan, SARs may be granted to participants at any time as determined by the Board of Directors. A SAR may be granted in tandem with an option granted under the Stock Award Plan or on a free-standing basis, and may be exercised upon such terms and conditions and for the term as the Board of Directors, in its sole discretion, determines, provided, however, that the term shall not exceed the option term in the case of a Tandem SAR or five years in the case of a free-standing SAR. Upon exercise of a SAR, the participant shall be entitled to receive payment from the Company in an amount determined by multiplying the excess of the fair market value of a Common Share on the date of exercise over the price at which the SAR was originally granted (which shall not be less than the fair market value of a Common Share of the Company on the date of the SAR grant). All payments shall be made in Common Shares, the number of which shall be calculated by dividing the payment amount by the fair market value of the Common Shares on the exercise date.

Tandem SARs are SARs granted in tandem with a related option which gives the awardee the right to surrender to the Company all or a portion of the related option and to receive a distribution of Common Shares in an amount equal to the excess of the fair market value of a specified number of shares as of the date the SAR is exercised over the exercise price of the related option. To the extent a Tandem SAR is exercised, the related option will terminate at the time of such exercise. The effect of the exercise of a SAR or Tandem SAR would be a reduction in the total number of shares issued by the Company to a participant versus the exercise of an equivalent stock option. In light of the proposed amendments to the Stock Option Plan, the Board of Directors of the Company intends, in certain circumstances, to amend the terms of existing and outstanding options to include a Tandem SAR component in accordance with the existing amendment provisions of the Stock Option Plan. The purpose of such amendments is to minimize Shareholder dilution while still incentivizing long-term participant performance in alignment with Shareholder interests to create Shareholder value.

The total number of Common Shares that may be issued to an individual participant under the Stock Award Plan upon the exercise of Awards granted thereunder shall not exceed, in the aggregate, 5% of the Company’s total number of outstanding Common Shares at the date of grant of such Award. The maximum number of shares issuable to insiders pursuant to the Stock Award Plan together with any shares issued pursuant to any other share compensation arrangement, at any time shall not exceed (i) 10% of the total number of outstanding shares and (ii) 10% of the total number of outstanding Common Shares within any one-year period.

The Stock Award Plan is to be administered by the Compensation Committee appointed by the Board of Directors. Subject to the terms of the Stock Award Plan, the Compensation Committee may determine, among other things, the persons to whom Awards may be granted, the number of Awards to be granted to any person, the exercise price and the schedule and dates for vesting of Awards granted. In no event shall the exercise price of an Award be less than the closing sale price of the on the TSX on the trading day immediately preceding the day on which such Award is granted. The term of the Awards granted under the Stock Award Plan shall be determined by the Compensation Committee.

Subject to any express resolution passed by the Compensation Committee,, Awards granted under the Stock Award Plan shall terminate and may not be exercised after the date on which the optionholder ceases to be a Director, senior Officer or employee of, or consultant to, the Company; provided that, in the event that prior to the expiry of an option in accordance with its terms, the employment of a participant is terminated by the Company for any reason other than cause, including as a result of death, the participant (or in the case of the participant’s death, the legal representative of the participant’s estate) shall continue to have the right to exercise the option during its remaining term, in accordance with its terms and conditions. Awards granted under the Stock Award Plan are personal and may not be assigned by the optionholder.

The Board of Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without Shareholder approval, amend, suspend or terminate the Stock Award Plan or any Award granted under the Stock Award Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature and changes regarding the vesting of Awards; provided, however, that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Common Shares are listed;

(b)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Award, as determined by the Board of Directors acting in good faith, without his or her consent in writing; and

(c)	the Board of Directors shall obtain Shareholder approval of the following:

(i) any amendment to the maximum number of Common Shares, other than as contemplated by the Stock Award Plan;

(ii)	any amendment that would reduce the award price of an outstanding Award other than as contemplated by the Stock Award Plan; and

(iii)	any amendment that would extend the term of any Award granted under the Stock Award Plan beyond the expiry date.

In the event of, among other things, a take-over bid affecting the Company, the Board of Directors of the Company will notify each awardee under the Stock Award Plan of the full particulars of the offer whereupon all Awards will become vested and may be exercised.

During the year ended November 30, 2010, upon recommendation of the Compensation Committee, options were granted to NEOs and Directors in consideration for their services to the Company. To each of Tony Giardini, Kalidas Madhavpeddi, Gerald McConnell, Clynton Nauman, Igor Levental and James Philip, 82,250 options at an exercise price of $6.40 on January 21, 2010 and Marc Faber was granted 100,000 options at an exercise price of $6.78 on July 5, 2010; resulting in a total grant of 511,250 options to the Directors. These options were all fully vested on the grant date.

To Rick Van Nieuwenhuyse, 231,250 options at an exercise price of $6.40 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Gillyeard Leathley, 75,000 options at an exercise price of $6.40 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Elaine Sanders, 28,800 options at an exercise price of $6.40 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Joseph Piekenbrock, 25,250 options at an exercise price of $6.40 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date.

To Robert J. (Don) MacDonald, 67,150 options at an exercise price of $6.40 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. While Robert J. (Don) MacDonald departed from the Company on April 1, 2010, he was on a consulting agreement for 6 months to provide the Company with his services during the transition phase. Effective October 1, 2010, all unvested options were cancelled and he had six months to exercise any vested options.

To Gregory Johnson, 35,050 options at an exercise price of $6.40 were granted subject to a vesting schedule whereby one-third vests on the grant date, one-third vests on the one-year anniversary of the grant date and one-third vests on the second anniversary of the grant date. Due to Gregory Johnson’s departure from the Company on March 17, 2010, all unvested options cancelled immediately and he had six months to exercise any vested options.

2009 Performance Share Unit Plan

Eligible Participants

The PSU Plan is administered by the Compensation Committee of the Board of Directors. Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan. In accordance with the terms of the PSU Plan, the Compensation Committee will approve those employees and eligible consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant. PSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each PSU awarded conditionally entitles the participant to the delivery of one Common Share upon attainment of the PSU vesting criteria.

Vesting

PSUs vest in accordance with terms determined by the Compensation Committee, which will be based on, among other things, one or more of the following factors: (i) the achievement of corporate or individual performance objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (ii) the market price of Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant, the Company, a subsidiary or business unit. The performance terms that the Compensation Committee may apply to PSUs are intended to strengthen the link between the Company’s performance and the value of the PSUs at the time that they are paid out. The conditions relating to the vesting of PSUs are determined by the Compensation Committee in its sole discretion.

Once the PSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. The Common Shares may be issued from treasury at the time of vesting, may be purchased by the Company on the market for delivery to the participant or may be settled in cash. The amount of any such cash payment shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the market price per share on the payout date. The expiry period of PSUs will be determined by the Compensation Committee at the time of grant. However, the maximum term for all vested PSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested, expired PSUs are available for future grants.

Maximum Number of Common Shares Issued

The maximum number of Common Shares reserved for issuance under the PSU Plan is 2,000,000, which is approximately 0.8% of the Common Shares issued and outstanding at the Company’s most recently completed financial year end. Common Shares purchased on the market for the purpose of honouring PSU grants will not be counted for the purpose of determining the number of shares issued under the PSU Plan, nor will entitlements be satisfied in cash.

The PSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the PSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Common Shares.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the PSU Plan, PSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion, all or a portion of such participant’s PSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited PSUs are available for future grants.

Transferability

PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the participant or the participant’s spouse, minor children or minor grandchildren.

Amendments to the PSU Plan

The Board of Directors may, without notice, at any time and from time to time, without Shareholder approval, amend the PSU Plan or any provisions thereof in such manner as the Board of Directors, in its sole discretion, determines appropriate:

(a)	For the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;

(b)	To correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;

(c)	To change the vesting provisions of PSUs to reflect revised performance metrics or to accelerate vesting in the event that performance criteria is achieved earlier than expected;

(d)	To change the termination provisions of PSUs or the PSU Plan that does not entail an extension beyond the original expiry date of the PSU; or

(e)	To preserve the intended tax treatment of the benefits provided by the PSU Plan, as contemplated therein;

provided, however, that:

(f)

No such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(g)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that:

	(i)	increases the maximum number of Common Shares issuable pursuant to the PSU Plan;

	(ii)	extends the expiry date for PSUs granted to insiders under the PSU Plan;

	(iii)	provides for other types of compensation through Common Share issuance;

	(iv)	expands the rights of a participant to assign PSUs beyond what is currently permitted in the PSU Plan;

	(v)	adds additional categories of participants; or

	(vi)	makes changes to eligible participants.

2009 Deferred Share Unit Plan

Administration of Plan

In May 2009, Shareholders approved a non-employee deferred share unit plan (“DSU”) for Directors. The DSU Plan provides that the annual compensation amount (the “Annual Base Compensation”) payable to non-executive Directors of the Company, as determined from time to time by the Board of Directors, shall be paid in the range of 50% to 100% in deferred share units (“DSUs”) and correspondingly 50% to 0% in cash at the election of each director. Non-executive Directors may also elect to receive DSUs with respect to all or part of that portion of his Annual Base Compensation otherwise payable in cash. All DSUs paid with respect to Annual Base Compensation will be credited to the Director’s DSU Account when such Annual Base Compensation is payable. The Director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the market value of a Common Share at the time. Fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Each participant in the DSU Plan shall be entitled to redeem his DSUs during the period commencing on the business day immediately following the date upon which the non-executive Director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date. All redemptions under the DSU Plan shall be in Common Shares issued from treasury.

Maximum Number of Common Shares Issued

The maximum number of Common Shares reserved for issuance under the DSU Plan is 100,000, which is approximately 0.04% of the Common Shares issued and outstanding at the Company’s most recently completed financial year end.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one-year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or loss of dissent and distribution.

Amendments to the DSU Plan

The Board of Directors may at any time, and from time to time, and without Shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	For the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	To correct any ambiguity, defective provision, error or omission in the provisions of the Plan;

(c)	Amendments to the termination provisions of the DSU Plan;

(d)	Amendments necessary or advisable because of any change in application securities laws;

(e)	Amendments to the transferability of DSUs;

(f)	Amendments relating to the administration of the DSU Plan;

(g)	Amendments to preserve the intended tax treatment of the benefits provided under the DSU Plan, as contemplated therein; or

(h)	Any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX;

provided, however, that:

(a)

No such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(b)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

	(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

	(ii)	to the amendment provisions of the DSU Plan; or

	(iii)	to the definition of “Participant”.

Equity Compensation Plan Information

The Company currently grants equity under the 2004 Stock Award Plan, the 2009 PSU Plan, and the 2009 DSU Plan to attract and retain service providers, Officers or Directors to the Company and motivate them to advance the interests of the Company by affording them the opportunity to acquire an equity interest in the Company through options.

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others. All of the compensation plans referenced below have been approved by Shareholders. The Company does not have any equity compensation plans which have not been approved by Shareholders.

Shares for Issuance from Plans Approved by Shareholders	Stock Award Plan	PSU	DSU
As at November 30, 2010 (most recently completed fiscal year)
Maximum number of Common Shares reserved for issuance	22,600,107	2,000,000	100,000
Percent of Common Shares outstanding (approximate)	10.00%	0.88%	0.04%
Number of Common Shares issuable upon exercise or vesting of option or right	11,337,882	135,700	12,178
Percent of Common Shares outstanding (approximate)	5.02%	0.06%	0.01%
Weighted average exercise price	$6.09	n/a	n/a
Number of Common Shares remaining available for future issuances	11,262,225	1,237,992	87,822
Plan Features
Maximum number of Common Shares authorized for issuance to any one insider or such insider’s associate under each plan within a one-year period	10% of the total Common Shares outstanding
Maximum number of Common Shares reserved for issuance to any one person under each plan	5% of the total Common Shares outstanding	None	None
Maximum number of Common Shares authorized for issuance to insiders, at any time, under all share compensation arrangements of the Company	10% of the total Common Shares outstanding
Maximum number of Common Shares issued to insiders under all share compensation arrangements of the Company	5% of the total Common Shares outstanding
As at March 31, 2011
Maximum number of Common Shares reserved for issuance	23,341,878	1,373,692	100,000
Percent of Common Shares outstanding (approximate)	10.00%	0.59%	0.04%
Number of Common Shares issuable upon exercise or vesting of option or right	11,820,111	379,700	13,928
Percent of Common Shares outstanding (approximate)	5.06%	0.16%	0.01%

Shares for Issuance from Plans Approved by Shareholders	Stock Award Plan	PSU	DSU
Weighted average exercise price	$6.83	n/a	n/a
Number of Common Shares remaining available for future issuances	11,521,767	993,992	86,072

Employment Contracts

Rick Van Nieuwenhuyse

Mr. Van Nieuwenhuyse has been employed by the Company as President and Chief Executive Officer since May 1, 1999. Upon the expiry of Mr. Van Nieuwenhuyse’s original employment agreement, a new employment contract with an indefinite term was entered into in July 2008. For the fiscal year ended November 30, 2010, Mr. Van Nieuwenhuyse was entitled to an annual salary of $665,000. Mr. Van Nieuwenhuyse’s salary is subject to annual review by the Board of Directors; however, in no event will the salary payable in respect of a fiscal year be less than the salary payable in the previous fiscal year.

In the event of a change of control of the Company, the Company shall continue to employ Mr. Van Nieuwenhuyse, Mr. Van Nieuwenhuyse shall continue to serve the Company in the same capacity and Mr. Van Nieuwenhuyse shall have the same authority, responsibilities and status that he had immediately prior to the change of control, subject to the Company’s right to terminate Mr. Van Nieuwenhuyse’s employment upon payment of severance. Notwithstanding the foregoing, Mr. Van Nieuwenhuyse may elect to terminate his employment with the Company at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control. If Mr. Van Nieuwenhuyse makes such an election, the Company is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual base salary plus three times his annual incentive pursuant to the Company’s annual incentive program.

If the employment contract is terminated (i) by Mr. Van Nieuwenhuyse upon a material breach by the Company, or (ii) by the Company at any time other than upon a change of control, the Company is obliged to pay Mr. Van Nieuwenhuyse a severance payment equal to two times his then current base salary plus two times his annual incentive pursuant to the Company’s annual incentive program. If the employment contract is terminated following a change of control, the Company is obliged to pay Mr. Van Nieuwenhuyse a severance payment equal to three times his then current base salary plus three times his annual incentive pursuant to the Company’s annual incentive program for the previous fiscal year. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Company for a period of not less than six months, the Company may terminate the employment contract and shall be obliged to pay Mr. Van Nieuwenhuyse his then current salary accrued to the date of termination, as well as his then-current base salary for an additional 12 months.

Pursuant to his employment contract, the Company is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in an amount not less than $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. Mr. Van Nieuwenhuyse also received an annual car allowance in the amount of $14,976. Under the terms of Mr. Van Nieuwenhuyse’s original employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Van Nieuwenhuyse remains employed with the Company. The current balance outstanding is US$91,000. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Company is terminated for any reason.

Gillyeard Leathley, Elaine Sanders and Joseph Piekenbrock

Pursuant to an employment contract with the Company effective November 23, 2010, Mr. Leathley is employed by the Company as Senior Vice President and Chief Operating Officer. For the fiscal year ended November 30, 2010, Mr. Leathley was entitled to an annual salary of $350,000.

Pursuant to an employment contract with the Company effective September 1, 2006, Ms. Sanders is employed by the Company as Vice President, Finance. For the fiscal year ended November 30, 2010, Ms. Sanders was entitled to an annual salary of $208,000. Ms. Sanders also received a 10% premium on her base salary for acting in the Chief Financial Officer position starting April 1, 2010. Ms. Sanders was promoted to Vice President and Chief Financial Officer effective February 16, 2011.

Pursuant to an employment contract with the Company effective January 1, 2003, Mr. Piekenbrock is employed with the Company as Vice President, Exploration. For the fiscal year ended November 30, 2010, Mr. Piekenbrock was entitled to an annual salary of US$220,000 (C$227,260).

Each senior Officer’s salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the Compensation Committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Company, the Company is required to continue to employ the senior Officers in the same capacity. The Company is obligated to provide the senior Officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Company in effect from time to time. The Company is obligated to provide the senior Officers with director’s and officer’s liability insurance appropriate to the nature of their responsibilities under their employment contracts.

Any senior Officer may terminate his or her obligations under his or her respective employment contract (i) at any time upon providing three months’ notice in writing to the Company; (ii) upon a material breach or default of any term of the agreement by the Company; or (iii) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month’s notice in writing to the Company. The Company may terminate the senior Officer’s employment at any time for just cause or upon the senior Officer’s dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two-year period during the term of the agreement, or at any time upon making the severance payment. If the senior Officer’s employment agreement is terminated by the senior Officer as a result of a material breach or default of any term of the agreement by the Company, or after 90 days following the date on which there is a change of control, or if it is terminated by the Company at any time or in breach of the agreement, the senior Officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation which is defined as annual base salary plus the annual incentive paid to the senior Officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior Officer’s death or becoming disabled, the Company must pay to the senior Officer (or his or her estate) his or her then current salary accrued as of the date of termination and his or her then current salary for one year after the date of termination.

The contracts of each of Mr. Leathley, Mr. Piekenbrock and Ms. Sanders continue indefinitely, unless and until terminated.

Director Compensation

At the request of the Compensation Committee, a review of Directors’ compensation was conducted in November 2009. The Compensation Committee, after referring to market information provided by its outside compensation advisor, Mercer, determined to set Directors’ compensation above the median of the Company’s Peer Group for Director’s compensation:

The Company has chosen to target Directors’ compensation above the median of the peer group for the following reasons:

  NovaGold’s market cap is above the median of its peer group.

  NovaGold seeks to attract Directors with experience working for larger companies than that of our peer group because of our large joint venture partners.

Compensation targets for Directors are:

  For annual retainers, chair fees, and meeting fees – 62.5th percentile of the market

  For total direct compensation including stock options – 75th percentile of the market

Market compensation data were sourced from compensation data disclosed in the proxies of other publicly traded companies. As with the executives, the data were collected from the Company’s Peer Group.

Specifically, the data were collected from 16 Canadian-based companies focused primarily in gold mining with current market capitalizations that are generally comparable to NovaGold’s. NovaGold considered these 16 companies as the Company’s Peer Group.

Based on the market data provided by Mercer and upon recommendation by the Company’s Compensation Committee, the Board of Directors approved the following compensation structure for Directors effective December 1, 2009.

Activity	Compensation (US$)
Membership on Board of Directors(1)	33,600	per annum
Preparation and attendance at Board meetings	1,150	per meeting
Compensation Committee Chair	6,200	per annum
Environmental, Health, Safety and Sustainability Committee Chair	5,000	per annum
Audit Committee Chair	10,200	per annum
Preparation and attendance at Committee meetings	1,150	per meeting

(1)	At least 50% of the annual retainers are paid to Directors in the form of DSUs.

In 2010, the Board appointed a new Chairman of the Board of Directors and created the new Corporate Governance and Nominations Committee. The following compensation structure was added in 2010.

Activity	Compensation (US$)
Chairman of the Board of Directors	35,000	per annum
Corporate Governance and Nominations Committee Chair	6,200	per annum

Following the Directors’ compensation review that was conducted in 2010, Board of Directors meeting fees were increased to US$1,750 per meeting effective December 1, 2010.

Director Compensation Table

The summary compensation table below sets out the compensation provided to the Company’s Directors (excluding NEOs) for the fiscal year ended November 30, 2010.

Name	Fiscal Year	Fees Earned $	Share-Based Awards(1) $	Option-Based Awards(2) $	Total Compensation $
Marc Faber(3)	2010	9,419	6,848	164,673	180,940
Tony Giardini	2010	42,760	16,800	164,673	224,233
Igor Levental(3)	2010	24,519	6,848	164,673	196,040
Kalidas Madhavpeddi	2010	41,558	16,800	164,673	223,031
Gerald McConnell	2010	49,366	16,800	164,673	230,839
Clynton Nauman	2010	28,080	16,800	164,673	209,553
James Philip	2010	51,727	16,800	164,673	233,200

(1)	The 2010 share-based grants for Directors are vested when the directors retire from the Board of Directors of the Company.
(2)	The 2010 stock option grants for Directors are vested 100% on grant date (January 21, 2010). The value of the option- based awards are based upon the Black-Scholes valuation model.
(3)	Messrs. Faber and Levental were appointed to the Board on July 5, 2010.

Deferred Share Unit Plan for Directors

The DSU Plan has been established by the Company to promote the interests of the Company by attracting and retaining qualified persons to serve on the Board of Directors and to provide the Directors with an opportunity to receive a portion of their compensation for serving as a Director in the form of securities of the Company. This vehicle also aligns the interests of Directors with those of the Shareholders by tying directors’ compensation to long-term Shareholder value.

Under the DSU Plan, each director can elect to receive between a minimum of 50% to a maximum of 100% of Directors’ annual retainers as DSU. Directors are not eligible to receive these shares until they retire from the Company. This plan is effective from December 1, 2009.

Deferred Share Unit Payments and Holdings as of November 30, 2010

2010 DSU Payments
Director	Q1		Q2		Q3		Q4		Total
	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs	Value	# of DSUs
Marc Faber (1)	-	-	-	-	$2,648	366.721	$4,200	293.805	$6,848	660.526
Tony Giardini	$4,200	735.304	$4,200	560.550	$4,200	581.657	$4,200	293.805	$16,800	2,171.316
Igor Levental (1)	-	-	-	-	$2,648	366.721	$4,200	293.805	$6,848	660.526
Kalidas Madhavpeddi	$4,200	735.304	$4,200	560.550	$4,200	581.657	$4,200	293.805	$16,800	2,171.316
Gerald McConnell	$4,200	735.304	$4,200	560.550	$4,200	581.657	$4,200	293.805	$16,800	2,171.316
Clynton Nauman	$4,200	735.304	$4,200	560.550	$4,200	581.657	$4,200	293.805	$16,800	2,171.316
James Philip	$4,200	735.304	$4,200	560.550	$4,200	581.657	$4,200	293.805	$16,800	2,171.316

(1)	Q3 amounts were pro-rated based on July 5th appointment date.

Director’s Share Ownership

The Board of Directors established a policy requiring each Director to maintain a minimum holding of Common Shares and/or DSUs equal to $50,000 in April 2009. This holding will need to be achieved over five years.

The following table outlines the aggregate value of the Common Shares held by each Director on March 31, 2011.

Name	Eligible Share Holdings (common shares)		Share Ownership Guidelines
	#	$(1)	Requirement $	Proportion of Requirement Met
Marc Faber	970	12,193	50,000	24%
Tony Giardini	2,481	31,186	50,000	62%
Kalidas Madhavpeddi	8,547	107,436	50,000	215%
Gerald McConnell	12,791	160,783	50,000	322%
Clynton Nauman	131,924	1,658,285	50,000	3,317%
Igor Levental	1,970	24,763	50,000	50%
James Philip	2,481	31,186	50,000	62%

(1)	Based on the price of the Company’s Common Shares on the TSX as of March 31, 2011 of $12.57.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out information concerning all option-based and share-based awards outstanding for each Director (excluding NEOs) as of November 30, 2010. (This includes awards granted before the most recently completed financial year.)

Name	Grant Date	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money (1) Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested
Marc Faber	5-July-2010	100,000	$6.78	04-Jul-2015	$800,000	Nil	Nil
	30-Nov-2010					366.721	$5,420.14
Tony Giardini	28-May-2008	80,000	$8.16	27-May-2018	$529,600	Nil	Nil
	08-Jan-2009	40,000	$2.45	07-Jan-2014	$493,200	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$1,429,500	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$689,255	Nil	Nil
	31-May-2010					735.304	$10,867.79
	30-Aug-2010					560.550	$8,284.93
	30-Nov-2010					581.657	$8,596.89
Igor Levental	08-Jan-2009	100,000	$2.45	07-Jan-2014	$1,233,000	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$1,429,500	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$689,255	Nil	Nil
	30-Nov-2010					366.721	$5,420.14
Kalidas Madhavpeddi	31-May-2007	100,000	$16.26	30-May-2017	Nil	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$230,300	Nil	Nil
	08-Jan-2009	80,000	$2.45	07-Jan-2014	$986,400	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$1,429,500	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$689,255	Nil	Nil
	31-May-2010					735.304	$10,867.79
	30-Aug-2010					560.550	$8,284.93
	30-Nov-2010					581.657	$8,596.89
Gerald McConnell	23-May-2002	75,000	$4.35	22-May-2012	$782,250	Nil	Nil
	28-Apr-2003	5,500	$3.60	27-Apr-2013	$61,490	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	$818,000	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	$444,000	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	$54,000	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$230,300	Nil	Nil
	08-Jan-2009	5,146	$2.45	07-Jan-2014	$63,450	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$1,429,500	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$689,255	Nil	Nil
	31-May-2010					735.304	$10,867.79
	30-Aug-2010					560.550	$8,284.93
	30-Nov-2010					581.657	$8,596.89

Name	Option-Based Awards					Share-Based Awards
	Grant Date	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- money (1) Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Shares or Units of Shares that have not Vested
Clynton Nauman	23-May-2002	75,000	$4.35	22-May-2012	$782,250	Nil	Nil
	28-Apr-2003	100,000	$3.60	27-Apr-2013	$1,118,000	Nil	Nil
	08-Mar-2004	100,000	$6.60	07-Mar-2014	$818,000	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	$444,000	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	$54,000	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$230,300	Nil	Nil
	08-Jan-2009	100,000	$2.45	07-Jan-2014	$1,233,000	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$1,429,500	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$689,255	Nil	Nil
	31-May-2010					735.304	$10,867.79
	30-Aug-2010					560.550	$8,284.93
	30-Nov-2010					581.657	$8,596.89
James Philip	08-Mar-2004	100,000	$6.60	07-Mar-2014	$818,000	Nil	Nil
	17-Jan-2005	75,000	$8.86	16-Jan-2015	$444,000	Nil	Nil
	10-Mar-2006	75,000	$14.06	09-Mar-2016	$54,000	Nil	Nil
	05-Apr-2008	35,000	$8.20	04-Apr-2018	$230,300	Nil	Nil
	08-Jan-2009	100,000	$2.45	07-Jan-2014	$1,233,000	Nil	Nil
	29-May-2009	150,000	$5.25	28-May-2014	$1,429,500	Nil	Nil
	21-Jan-2010	82,250	$6.40	20-Jan-2015	$689,255	Nil	Nil
	31-May-2010					735.304	$10,867.79
	30-Aug-2010					560.550	$8,284.93
	30-Nov-2010					581.657	$8,596.89

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2010 of $14.78 less the option exercise price.
(2)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2010 of $14.78.

Value Vested or Earned During the Year

The following table sets out information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned by each Director (other than NEOs) during the financial year ended November 30, 2010.

Name	Option-based Awards		Share-based Awards		Non-equity Incentive Plan Compensation - Value Earned During the Year
	Number of Securities Underlying Options Vested	Value Vested During the Year(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year
Marc Faber	100,000	Nil	Nil	Nil	-
Tony Giardini	82,250	Nil	Nil	Nil	-
Igor Levental	115,583	$115,666	Nil	Nil	-
Kalidas Madhavpeddi	82,250	Nil	Nil	Nil	-
Gerald McConnell	82,250	Nil	Nil	Nil	-
Clynton Nauman	82,250	Nil	Nil	Nil	-
James Philip	82,250	Nil	Nil	Nil	-

(1)	Based on the price of the Company’s Common Shares on the TSX as of November 30, 2010 of $14.78 less the option exercise price.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of March 31, 2011, the aggregate indebtedness to the Company and its subsidiaries of all Officers, Directors and employees, and former Officers, Directors and employees of the Company or any of its subsidiaries was nil except that under the terms of Mr. Van Nieuwenhuyse’s employment contract he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Van Nieuwenhuyse remains employed with the Company. The current balance outstanding is US$91,000. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse’s employment with the Company is terminated for any reason.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed nominee for election as Director, nor any associate or affiliate of such informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction entered into by the Company since the beginning of the most recently completed fiscal year.

AUDIT COMMITTEE

Information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (the “AIF”) under Item 7 “Officers and Directors – Audit Committee”. The AIF may be obtained from the Company’s public disclosure documents found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to sound corporate governance practices, which are both in the interest of Shareholders and contribute to effective and efficient decision making. As part of the Company’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Audit and Corporate Governance and Nominations Committees, monitors changes in legal requirements and best practices.

Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that Boards of Directors of reporting issuers be composed of a majority of independent directors. With six of the eight current directors considered independent, the Board of Directors is currently composed of a majority of independent directors. The six independent directors are: Kalidas Madhavpeddi, Gerald McConnell, Tony Giardini, Marc Faber, Igor Levental and James Philip. Rick Van Nieuwenhuyse is the President and CEO of the Company and therefore not considered independent. Clynton Nauman is the chief executive officer of a reporting issuer that the Company provides services to and is therefore not considered independent.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of Management. The Board of Directors hold regular meetings every two months. Between the scheduled meetings the Board of Directors meet as required. The independent Directors meet on an as needed basis and have met on several occasions during the past year. Management also communicates informally with the Directors on a regular basis, and solicits advice from members or advisors on matters falling within their special knowledge or experience.

The Board of Directors have appointed four subcommittees: Compensation Committee, Audit Committee, Corporate Governance and Nominations Committee, and Environmental Health, Safety and Sustainability (“EHSS”) and Technical Committee. The Corporate Governance and Nominations Committee was newly formed during the fiscal year. The functions of the Corporate Governance and Nominations Committee are to advise and make recommendations to the Board of Directors on corporate governance policies and programs and the recruitment and nominations of members to the Board of Directors. The attendance of the Directors at meetings of the Board of Directors and committees held between December 1, 2009 and November 30, 2010 was as follows:

Name	Board Meetings	Compensation Committee Meetings	Audit Committee Meetings	EHSS and Technical Committee Meetings
Marc Faber	2 of 2 100%
Tony Giardini	6 of 7 86%	8 of 8 100%	6 of 6 100%
Igor Levental	2 of 2 100%
Kalidas Madhavpeddi	7 of 7 100%		6 of 6 100%	3 of 3 100%
Gerald McConnell	6 of 7 86%	8 of 8 100%
Clynton Nauman	6 of 7 86%			3 of 3 100%
James Philip	6 of 7 86%	8 of 8 100%	6 of 6 100%
Rick Van Nieuwenhuyse	7 of 7 100%			3 of 3 100%

Currently, the following Directors serve on the following boards of directors of other public companies:

Name	Reporting Issuer
Rick Van Nieuwenhuyse	Alexco Resource Corp. (TSX: AXR) TintinaGold Resources Inc. (TSX-V: TAU) AsiaBaseMetals Inc. (TSX-V: ABZ)
Igor Levental	Gabriel Resources Ltd. (TSX: GBU) Sunward Resources Ltd. (TSX-V: SWD)
Marc Faber	Ivanhoe Mines Ltd. (TSX: IVN)
Clynton Nauman	Alexco Resource Corp. (TSX: AXR)

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company. The Board of Directors discharges this responsibility directly and through the delegation of specific responsibilities to committees of the Board of Directors. The Board of Directors works with management to establish the goals and strategies of the Company, to identify principal risks, to select and assess senior Management and to review significant operational and financial matters. The Board of Directors does not have a written mandate.

The Board of Directors has appointed an Audit Committee to assist the Board of Directors in monitoring (i) the integrity of the financial statements of the Company, (ii) the independent auditor’s qualifications and independence, (iii) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (iv) the compliance by the Company with legal and regulatory requirements. The members of the Audit Committee are elected annually by the Board of Directors at the annual organizational meeting. The members of the Audit Committee shall meet the independence and experience requirements of the NYSE AMEX LLC and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. The Company’s Audit Committee consists of fully independent members and the Company’s “audit committee financial expert” is James Philip. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The Audit Committee meetings are held quarterly at a minimum. The Company’s Audit Committee Charter is available on the Company’s website at www.novagold.net and in print to any Shareholder who provides the Registrant with a written request.

Position Descriptions

The position descriptions for the chairs of each Board of Directors committee are contained in the committee charters. The chair of each of the Audit Committee, Corporate Governance and Nominating Committee, EHSS and Technical Committee, and the Compensation Committee is required to ensure the Committee meets regularly and performs the duties as set forth in its charter, and reports to the Board of Directors on the activities of the Committee. The Board of Directors has developed a written position description for the Chair of the Board of Directors and this position is presently held by Gerald McConnell. The Chair of the Board of Directors is principally responsible for overseeing the operations and affairs of the Board of Directors. The Board of Directors has also developed a written position description for the CEO. The CEO is primarily responsible for the overall management of the business and affairs of the Company. In this capacity, the CEO shall establish the strategic and operational priorities of the Company and provide leadership to the Management team. The CEO is directly responsible to the Board of Directors for all activities of the Company.

Orientation and Continuing Education

The Company provides an orientation and education program to new Directors. This program consists of providing education regarding Directors’ responsibilities, corporate governance issues, committee charters and recent and developing issues related to corporate governance and regulatory reporting. The Company provides orientation in matters material to the Company’s business and in areas outside of the specific expertise of the Board of Directors members. All new members of the Board of Directors have historically been experienced in the mining sector so no general mining orientation has been necessary.

Continuing education helps Directors keep up to date on changing governance issues and requirements and legislation or regulations in their field of experience. The Board of Directors recognizes the importance of ongoing education for the Directors and senior management of the Company and the need for each Director and Officer to take personal responsibility for this process. To facilitate ongoing education, the CEO or the Board of Directors may from time to time, as required:

  Request that Directors or Officers determine their training and education needs;

  Arrange visits to the Company’s projects or operations;

  Arrange funding for the attendance at seminars or conferences of interest and relevance to their position; and

  Encourage participation or facilitate presentations by members of management or outside experts on matters of particular importance or emerging significance.

During the 2010 fiscal year, Directors participated in educational sessions and received educational materials on the topics outlined below.

Educational Programs	Date	Audience
Resource and reserve reporting and
regulations for standards of disclosure
under national instrument 43-101, CIM
Exploration Best Practice Guidelines and
CIM Definitive Standards on Mineral
Resources and Reserves.	May 2010	Board of Directors

Educational Programs	Date	Audience
Canadian and U.S. Mining Taxation Developments	July 2010	Audit Committee
International Financial Reporting Standards Update including impacts to Financial Statements, first time adoption requirements and financial statement presentation.	July 2010	Audit Committee
Compensation Strategies	July 2010	Compensation Committee
Canadian Corporate Governance Update	August 2010	Board of Directors
Mine Tour of Rock Creek Project	September 2010	EHSS and Technical Committee
Executive and Directors’ Compensation Update	October and November 2010	Compensation Committee

The Board of Directors also encourages senior Management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.

Ethical Business Conduct

The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”) for the Company’s Directors, Officers and employees. A copy of the Code is available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com, and may be obtained by contacting the Company at the address given under “Additional Information” at the end of this Management Information Circular.

It is ultimately the Board of Directors’ responsibility for monitoring compliance with the Code. The Board of Directors has delegated this responsibility to the Audit Committee which, among other things, reviews the Code periodically. The Company has also established a Whistle Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Audit Committee. Monitoring of accounting, internal control and auditing matters, as well as violations of the law, the Code and other Company policies or directives, occurs through the reporting of complaints or concerns through an anonymous whistleblower hotline accessible by telephone, fax or internet.

Certain of the Company’s Directors serve as directors or officers of other reporting issuers or have significant shareholdings in other companies. To the extent that such other companies may participate in business ventures in which the Company may participate, the Directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. Any Director or Officer who may have an interest in a transaction or agreement with the Company is required to disclose such interest and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Nominations Committee shall advise and make recommendations to the Board of Directors on recruitment and nomination of members to the Board of Directors. On an annual basis, the Committee will assess the appropriate size of the Board of Directors with a view to determining the impact of the number of directors, the effectiveness of the Board of Directors, and recommend to the Board of Directors, if necessary, a reduction or increase in the size of the Board of Directors. Annually or as required, the Committee will recruit and identify potential candidates and consider their appropriateness for membership on the Board of Directors. All members of the Corporate Governance and Nominations Committee are independent Directors.

During the fiscal year ended November 30, 2010, the Company appointed Marc Faber and Igor Levental as directors. Prior to this appointment, the qualifications of each of the Directors were assessed, and the two new candidates were chosen partially based on their ability to complement and complete the expertise of the Board of Directors. The Company aims to have a well-rounded Board of Directors that will guide the organization’s strategy on economic, environmental and societal topics of highest relevance during the current and future lifecycle of its operations.

Compensation

Information regarding the responsibilities and operations of the Compensation Committee and the process by which compensation is determined is discussed above in “Report on Executive Compensation” and “Compensation of Directors”.

The Compensation Committee consists of three Directors: Messrs. McConnell, Giardini and Philip. Mr. Giardini is the Chair of the Compensation Committee. All members of the Compensation Committee are non-executive Directors of the Company.

Compensation Consultant

The Compensation Committee has engaged Mercer to provide specific support to the Compensation Committee in determining compensation for the Company’s Officers and Directors during the most recently completed fiscal year. Such analysis and advice from Mercer includes, but is not limited to, executive compensation policy (for example, the choice of comparator group and compensation philosophy), total compensation benchmarking for the NEOs, and incentive plan design. In addition, this support has also consisted of (i) the provision of general market observations throughout the year with respect to market trends and issues; (ii) the provision of benchmark market data; and (iii) attendance at one Compensation Committee meeting to review market trends and issues, and one other meeting at which market analysis findings were presented to the Compensation Committee. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. In addition to this mandate, Mercer provides general employee compensation or benefits consulting services to the Company. The fees paid to Mercer for these services in 2010 were $37,180 and in 2009 were $40,590.

Other Board of Directors’ Committees

In addition to the Audit Committee, Compensation Committee, and Corporate Governance and Nominations Committee, the Company also has the EHSS and Technical Committee. The EHSS and Technical Committee’s objective is to provide oversight for the development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies.

Assessments

The Board of Directors is responsible for selecting and appointing executive Officers and senior Management and for monitoring their performance. The performance of senior Management is annually measured against pre-set objectives and the performance of mining companies of comparable size. The Corporate Governance and Nominations Committee is responsible for overseeing the development and implementation of a process for assessing the effectiveness of the Board of Directors, its committees and its members. The Corporate Governance and Nominations Committee will request each Director to provide his or her assessment of the effectiveness of the Board of Directors and each evaluation should take into account the competencies and skills each Director is expected to bring to his or her particular role on the Board of Directors or on a committee, as well as any other relevant facts.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with his best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. To request copies of the Company’s financial statements and management’s discussion and analysis, Shareholders should contact Corporate Communications, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone 604-669-6227, Fax 604-669-6272. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

OTHER MATERIAL FACTS

There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS, THIS 5th DAY OF APRIL, 2011.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse
President and Chief Executive Officer